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SEC Mail Processing

AUG 27 2019

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LANTERN INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 PINELAWN ROAD SUITE 101E
(No. and Street)

MELVILLE	NY	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Lanton (631)-454-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole, Krantz and Goldfarb LLP
(Name – *if individual, state last, first, middle name*)

185 Crossways Park Drive	Woodbury	NY	11797-2040
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Keith Lanton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LANTERN INVESTMENTS, INC., as of June 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

President

Title

Notary Public

DEBRA RENNIE
Notary Public State of New York
No. 01RE6215267
Qualified in Nassau County
Commission Expires Dec. 28, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANTERN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2019

LANTERN INVESTMENTS, INC.

CONTENTS

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lantern Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lantern Investments, Inc. (a Delaware corporation) as of June 30, 2098, and the related notes to the financial statement (collectively referred to as the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial condition of Lantern Investments, Inc. as of June 30, 2098 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Lantern Investments, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are require dot be independent with respect to Lantern Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Lantern Investments, Inc's auditor since 2015.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, NY
August 22, 2019

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

LANTERN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2019

ASSETS

ASSETS		
Cash and cash equivalents	$	768,581
Securities owned, at market value		1,577,049
Other intangible assets, net of amortization 153,524		61,714
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,548		22,079
Deferred income tax asset		35,300
Other assets		108,290
TOTAL ASSETS	$	2,573,012

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Payable due clearing broker	$	310,069
Accounts payable and accrued expenses		619,567
Deferrred Rent		18,313
Income taxes payable		22,051
Other liabilities		87,941
TOTAL LIABILITIES		1,057,939
Commitments and contingencies - note 7		
SHAREHOLDERS' EQUITY		
Preferred stock, $.01 par value; 10,000 shares authorized, -0- shares issued and outstanding		-
Common stock, $.05 par value; 30,000 shares authorized, 10,000 issued and 8,868 shares outstanding		495
Additional paid-in capital		438,746
Retained earnings		1,407,291
Treasury stock, at cost 1,132 shares		(331,460)
TOTAL SHAREHOLDERS' EQUITY		1,515,072
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	2,573,012

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Lantern Investments, Inc. (the "Company") was incorporated in the State of Delaware in 1992. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc (the "FINRA"), the Municipal Securities Rulemaking Board (the "MSRB") and the Securities Investor Protection Corporation ("SIPC"). In this capacity, it executes both principal and agency transactions for itself and its customers on a fully disclosed basis through its clearing broker, Pershing, LLC. The Company does not hold funds or securities for, nor owe funds or securities to, customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Deposits with a single brokerage institution are insured up to $500,000 per account type, of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corp. At times, cash balances may exceed the insured limits. Cash deposits in excess of insured limits amounted to $410,105 at June 30, 2019. Cash and cash equivalents include $227,703 being held in money market funds.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The Company's business consists substantially of commissions based on customer transactions and income from proprietary trading. United States generally accepted accounting principles require that commission revenues and proprietary trading gains and losses are recorded on a trade date basis. With regards to commission income, the performance obligation is generally satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. The Company is a non-clearing broker and, accordingly, utilizes a clearing broker on a fully disclosed basis on applicable transactions.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Purchases and sales of securities and related commission revenues and clearing charges are recorded on a settlement date basis. For the year ending June 30, 2019, the difference between settlement date and trade date basis was not material. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs. As funds due from brokers are held at the Company's clearing broker or represent fees receivable from other major financial institutions, no allowance for doubtful accounts has been recorded.

Lantern entered into a clear through/tri-party relationship with three independent broker dealers. Lantern through its clearing relationship with Pershing, LLC is responsible as an intermediary for the clearing of transactions for these three broker dealers. Lantern is compensated for these services and for the business risk assumed in the performance of the services provided.

Securities transactions and financing with the clearing broker is classified as operating activities on the statement of cash flows since this is the Company's principal business.

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on which the security is traded on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid price.

The Company files its federal and state corporate income tax returns using the accrual basis of accounting.

$240,722 has been accrued for by management and included in accrued expenses representing an estimate of expenses incurred, but not billed, as of June 30, 2019.

Depreciation of property and equipment is provided using straight-line methods over the useful life of the assets (5-7 years). Amortization of leasehold improvements is provided for by the straight-line method over the term of the lease.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet, the assets and liabilities for lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related documents.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Investments

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. The fair value hierarchy provides criteria for prioritizing inputs used to measure fair value into three levels:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2	Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.
Level 3	Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. The following are the Company's investments owned by level within the fair value hierarchy at June 30, 2019:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investments in securities owned				
Certificate of Deposit	$ 10,309	$ 10,309	$ -	$ -
Common stock	67,348	67,348	-	-
Corporate bonds	377	-	377	-
Government agencies	362,756	362,756	-	-
Municipal bonds	1,136,259	1,132,646	3,613	-
Total	$1,577,049	$1,573,059	$ 3,990	$ -

3. FINANCIAL INSTRUMENTS AND RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to the changes in market (market risk) or failures of the transactions. The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

Financial Instruments and Risk (Continued)

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuation.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill its contractual obligations.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

The Company executes most of its customer trades through New York Stock Exchange member firms as an introducing broker and earns commission on its introduced customers. The Company has an agreement with its clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. The balance of payable due clearing broke rat June 30, 2019 represents the net of a margin account and positive cash balances held by the Company's clearing broker. The margin balance is secured by all securities owned by the Company.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs.

4. PROVISION FOR INCOME TAXES

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.

PROVISION FOR INCOME TAXES (Continued)

Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended June 30, 2019 management has determined that there are no material uncertain income tax positions.

Management believes the future benefit of the Company's deferred income tax asset to be fully realized. Accordingly, no valuation allowance has been recorded. The deferred income tax asset is primarily the result of accrued compensation and other expenses that are not deductible for tax purposes in the current year because they have not been paid within the time period required by tax law. Tax years beginning on or after June 30, 2016 remain subject to audit by Federal and State taxing authorities as of the date of this report.

5. Other Intangible Assets

In June 2004, the Company purchased certain intangible assets of Tradex Brokerage Service, Inc., under an asset purchase agreement. Additionally, in June 2008 the Company purchased intangible assets from a retired employee under an asset purchase agreement. The Company has adopted FASB Statement No. 142 "Goodwill and Other Intangible Assets" ("ACS 350"). The intangible assets acquired are determined to be wasting assets, as defined, with finite useful lives (12-15 years). As such, these intangible assets are subject to amortization. The financial statements include a charge for amortization in the amount of $16,205 for the year ended June 30, 2019.

6. OTHER ASSETS

Other assets include $21,145 of advances paid to employees and are being expensed over various periods. These advances are reduced through the earning of a "Production Bonus" as stipulated in the various employment agreements. If the employee for any reason ceases to be employed by the Company before the date that the Production Bonus is earned, the loan shall become due and payable.

7. COMMITMENTS

The Company leases office space in various locations under non-cancelable lease agreements which expire between November 2019 and April 2020. The leases contain provisions for escalations based on increases in certain costs incurred by the lessors. Future minimum rent payments on the leases are as follows:

Year Ended June 30,	
2020	$ 280,488
2021	215,634
2022	219,163
2023	198,304
2024	128,563
2025 and thereafter	385,301
Total	$ 1,427,453

8. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of June 30, 2019, the Company had not entered into any subordinated loan agreements.

9. DEFERRED RENT

Some of the leases for the Company's office spaces provide for rent abatements as well as scheduled increases in base rent. Rent expense is charged to operations ratably over the term of the lease, while deferred rent payable represents cumulative rent expense charged to operations from inception of the lease in excess of required lease payments.

10. EMPLOYEE BENEFITS

The Company has a SIMPLE-IRA plan with a December 31 year end. The Board of Directors has elected to contribute an amount equal to three percent of eligible employee compensation, subject to statutory limitations. The expense included in the financial statements related to this plan is $70,350 for the year ending June 30, 2019.

11. RELATED PARTY TRANSACTION

Included in liabilities are payables of $942 to related parties.

A related entity shares office space with the Company and utilizes certain management and administrative employees. Accordingly, the related entity is charged a monthly fee to reimburse the Company for a portion of the cost of these resources. The intercompany charge amounted to $2,100 per month during the year ending June 30, 2019 and is included in other income in the accompanying statement of income.

12. RULE15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2019, the Company had net capital $1,209,842, which exceeded the minimum requirement of $100,000 by $1,109,842 The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1.

14. CONTINGENT LIABILITIES

The Company had no underwriting commitments and no significant contingent liabilities.

15. SUBSEQUENT EVENTS

Events have been evaluated through August 22, 2019, the date that these financial statements were available to be issued.

WMK&G
Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lantern Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lantern Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lantern Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Lantern Investments, Inc. stated that Lantern Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Lantern Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lantern Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, NY
August 22, 2019

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

LANTERN
INVESTED IN YOUR FUTURE

35 Pinelawn Road
Suite 101E
Melville, NY 11747

631.454.2000 **Phone**
800.860.1010
631.454.2011 **Fax**
lanternwealth.com

Lantern Investments, Inc.

Exemption Report

Fiscal Year Ended June 30, 2019

To the best knowledge and belief of Lantern Investments we claim the following:

Pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 Lantern Investments, Inc. is claiming an exemption from SEC Rule 15c3-3

Lantern Investments, Inc. has met the identified exemption provision throughout the most recent fiscal year without exception.

Keith Lanton, President